Old Westbury Funds, Inc.
760 Moore Road
King of Prussia, PA 19406

Ph: (800) 607-2200
Fax: (610) 382-8810

March 15, 2013

VIA EDGAR

Ms. Kathy Churko

Securities and Exchange Commission
100 F Street, N.E.

Washington, DC 20549

Re: Old Westbury Funds, Inc. – File Nos. 033-66528 and 811-07912

Dear Ms. Churko:

I am writing to respond to the comments that you provided to me by telephone on February 15, 2013, which were discussed further with the Staff in subsequent conversations on February 25, 2013, with respect to the Old Westbury Funds, Inc. (the “Registrant”) Form N-CSR for the fiscal year ended October 31, 2012 (the “Report”) filed with the Securities and Exchange Commission (the “Commission”) on January 2, 2013. Each series of the Registrant is referred to herein as a “Fund.”

For convenience of reference, I have summarized your comments below, each of which is followed by the Registrant’s response.

1.	Comment:	The statement of financial highlights should present the Ratio of Expenses to Average Net Assets Before Expense Waivers and the Ratio of Expenses to Average Net Assets After Expense Waivers. Any other expense ratios should not be presented in the table but may be presented via a footnote disclosure.

	Response:	This change will be made in the Registrant’s future reports on Form N-CSR.

2.	Comment:	As of October 31, 2012, Old Westbury Global Opportunities Fund had 77.8% of its assets invested in the U.S. Please explain how this Fund complies with Rule 35d-1 since the Fund uses “global” in its name.

	Response:	The Registrant believes that the Fund’s portfolio composition is consistent with the Commission’s published views with respect to funds that use “global” in their name. See, Investment Company Act Release No. IC-24828 (January 17, 2001) at footnote 42, indicating that “‘global’ funds will not be subject to [Rule 35d-1]”; see also, the Staff’s response to Question 10

1

in the Staff’s “Frequently Asked Questions about Rule 35d-1”. As discussed with the Staff on a telephone call on February 25, 2013, please see also Registrant’s Previous Correspondence, defined below and attached hereto as Appendix A, at comment/response # 9 in the letter dated November 15, 2011.

3.	Comment:	With respect to the Global Opportunities Fund, the Portfolio of Investments indicates in footnote (k) that TransUnion Holding Co. is a payment-in-kind security (“PIK”) which may pay interest/dividends in additional face/shares. The percentage of PIK income received to total income should be disclosed in the Notes to Financial Statements and the percentage of PIK vs. cash for each security should be disclosed as part of the security description. If PIK income exceeds 5% of total income, the PIK income should be a separate line item in the Statement of Operations otherwise it should be reflected in the notes.

	Response:	This information will be reflected in the Registrant’s future reports on Form N-CSR. For the year ended October 31, 2012, total PIK income for the Global Opportunities Fund (the Fund with PIK income) represented 0.16% of total income.

4.	Comment:

With respect to the Global Small & Mid Cap Fund, the Condensed Portfolio of Investments has various “other” categories. Please confirm that such categories conform with Rule 12-12, footnote 1, of Reg. S-X.

	Response:	The Global Small & Mid Cap Fund, Condensed Portfolio of Investments is presented in conformity with Rule 12-12C rather than Rule 12-12. Due to the number of securities held by the Global Small & Mid Cap Fund, the condensed portfolio of investments includes the Fund’s 50 largest holdings and each investment of any issuer that exceeds 1% of the Fund’s net assets. Page 38 of the report states that a complete listing of the portfolio of investments is available (i) without charge, upon request, by calling (800) 607-2200; and (ii) on the Commission’s website at http://www.sec.gov. The Fund’s complete portfolio of investments is also included in the Registrant’s N-CSR filing under Item 6.

2

RESPONSES TO COMMENTS ON SUBSIDIARY FOR

OLD WESTBURY REAL RETURN FUND

Overview/Background:

As disclosed in the Prospectus, Old Westbury Real Return Fund (for purposes of this section, the “Fund”) will seek to gain exposure to commodities, commodities-related instruments, derivatives and other investments by directly investing in those instruments or through investments in OWF Real Return Fund Ltd., a wholly-owned subsidiary of the Fund organized under the laws of the Cayman Islands (the “Subsidiary”). The Subsidiary is advised by the same investment adviser (Bessemer Investment Management, LLC (“BIM”)) as the Fund and has the same investment goal as the Fund. The Subsidiary pursues its investment goal by investing in commodities, commodities-related instruments, derivatives and other investments. The Subsidiary (unlike the Fund) may invest without limitation in these investments. However, the Subsidiary is otherwise subject to the same fundamental, non-fundamental and certain other investment restrictions as the Fund. In this regard, the aggregate investments of the Subsidiary, together with the Fund, are subject to various limitations of the Investment Company Act of 1940, as amended (the “1940 Act”). To the extent of the Fund’s investment in the Subsidiary, the Fund will be subject to the risks associated with the commodities, derivatives and other investments in which the Subsidiary invests, which are discussed in the Prospectus.

As discussed with the Staff on a telephone call on February 25, 2013, the Registrant responded (the “Previous Correspondence”) to certain of the Staff’s comments in connection with the Registrant’s Post-Effective Amendment No. 43 under the Securities Act of 1933 (the “1933 Act”) (Amendment No. 44 under the 1940 Act) filed with the Commission on September 15, 2011. We have included this Previous Correspondence as Appendix A hereto for the Staff’s reference and responded to the Staff’s additional comments below.

5.	Comment:	Please identify the custodian(s) for the Subsidiary.

	Response:	Citibank, N.A. and Bessemer Trust Company serve as co-custodians for the Subsidiary. The Subsidiary’s custodians are also disclosed in the Fund’s Statement of Additional Information (pages 59-60).

6.	Comment:	Please indicate whether the Subsidiary and its Board of Directors agree to service of process in the U.S. by the Commission.

	Response:	Although the Subsidiary is organized in the Cayman Islands, the Subsidiary’s books and records are maintained in the United States and its assets are maintained by custodians located in the United States as indicated above. In addition, in accordance with the Staff’s previous request, the Registrant has filed as an exhibit to the Registrant’s Post-Effective Amendment No. 44 under the 1933 Act (Amendment No. 45 under the 1940 Act) a consent to service of process and to the examination of the Subsidiary’s books and records.

7.	Comment:	Please confirm that the expenses of the Subsidiary are reflected in the Fund’s “Annual Fund Operating Expenses” table.
3

	Response:	The Registrant hereby confirms that the expenses of the Subsidiary are included in the Fund’s “Other Expenses” line item of the “Annual Fund Operating Expenses” table.

8.	Comment:	Please file the investment advisory agreement between the Subsidiary and BIM as an exhibit to the Fund’s registration statement.

Response:	While the Registrant appreciates the Staff’s comment, it does not believe that the investment advisory agreement between the Subsidiary and BIM is a material contract of the Fund that is required to be filed as an exhibit to the Fund’s registration statement. The Fund’s prospectus, however, discloses relevant information, including the advisory fees, regarding the contractual arrangement between BIM and the Subsidiary. An excerpt from the prospectus follows:

“The Subsidiary has entered into a separate contract with [BIM] whereby [BIM] provides investment advisory services to the Subsidiary. In consideration of these services, the Subsidiary pays [BIM] an annual advisory fee at the rate of 0.85% of the Subsidiary’s average daily net assets. [BIM] has contractually agreed to exclude from the advisory fee calculation for the Real Return Fund the amount of the Fund’s assets invested in the Subsidiary. The Subsidiary also pays directly all of its other expenses.”

9.	Comment:	Please confirm that the Board of Directors of the Subsidiary signs the registration statement of the Registrant. If not, please explain how this complies with Rule 140 under the 1933 Act.

Response:	The Registrant will respond to any and all questions from the Staff in connection with the Subsidiary. However, we do not believe that the Board of Directors of the Subsidiary is required to sign the Fund’s registration statement as discussed below. We have set forth the basis for our position in response to the Staff’s specific request for us to do so.

The Subsidiary is neither conducting a public offering of its securities nor is it a co-issuer of the Fund’s securities. The Subsidiary is wholly-owned and controlled by the Fund. The Fund has acquired the securities of the Subsidiary not with a view to their distribution, but rather to create an entity under its control for the purpose of making direct investments in certain commodities, commodities-related instruments, derivatives and other investments the Fund is required to hold through the Subsidiary. The Subsidiary is a limited part of the Fund’s overall investment strategy and the Fund is not investing in the Subsidiary in lieu of investing in a portfolio of securities (as is the case in the master-feeder/“hub and spoke” context). As disclosed in the Fund’s registration statement, the Fund may only invest up to 25% of its assets in the Subsidiary at the time of investment. In this connection, the Fund’s investment in the Subsidiary as of October 31, 2012 represented 24% of the Fund’s assets, with the remainder of its assets invested in other investments. In light of these facts, we do not believe that
4

the Fund’s investment in the Subsidiary is a “chief part” of the Fund’s business (as such term is construed in Rule 140 under the 1933 Act), which would require it to sign the registration statement pursuant to Rule 140. In a leading pronouncement on Rule 140, the Staff found that an issuer that was a pass-through entity could use up to 45% of the proceeds from an offering of its securities to purchase certificates issued by another issuer (the “Underlying Issuer”) and that such an arrangement would not be deemed to require the Underlying Issuer to be engaged in a distribution of its securities under Rule 140. See FBC Conduit Trust I, 1987 SEC No-Act. LEXIS 2692 (Oct. 6, 1987). We are not aware of any pronouncement by the Commission or the Staff that an investment of as little as 25% of an issuer’s assets in a subsidiary causes the subsidiary to be deemed to be engaged in a public offering of its securities under Rule 140.

The Staff has also issued a number of letters granting no-action relief where U.S. registered funds sought to set up offshore subsidiaries to permit them to invest in foreign markets and/or obtain favorable tax treatment, and in each case the subsidiaries were established in order to facilitate the fund’s investment program; not for the purpose of creating a foreign investment vehicle to be marketed to U.S. investors (the “Offshore No-Action Letters”).[1] In the Offshore No-Action Letters, the funds were the sole beneficial owners of the offshore subsidiaries, and the funds and their managers controlled all of the subsidiaries’ investment activities. Accordingly, the concerns of Section 7(d) were not implicated. The facts here are substantially the same: the Subsidiary is a wholly-owned subsidiary of the Fund, the Subsidiary was established in order to facilitate the Fund’s investment program and the Fund, the Subsidiary are both managed by BIM and the Subsidiary is not offering its securities.

In view of the foregoing, the Registrant does not believe that the Subsidiary’s Board of Directors is required to sign the Fund’s registration statement.

*****

The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Registrant further acknowledges that Staff comments or changes to disclosures in response to Staff comments in a filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filing.

1 See South Asia Portfolio, SEC -No-Action Letter (March 12, 1997); Templeton Vietnam Opportunities Fund, Inc., SEC No-Action Letter (September 10, 1996); The Spain Fund, Inc., SEC No-Action Letter (Nov. 27, 1987); The Thai Fund, Inc., SEC No-Action Letter (Oct. 29, 1987); The Scandinavia Fund, Inc., SEC No-Action Letter (Oct. 24, 1986).

5

I trust that these responses adequately address your concerns. As we discussed, the Registrant is filing this letter on EDGAR as a correspondence filing.

If you should have any further questions or comments, please do not hesitate to call me at (732) 694-5439.

Very truly yours,

Peter C. Artemiou
Vice President & Treasurer

6

Appendix a

Goodwin Procter LLP Counsellors at Law 901 New York Avenue, N.W. Washington, D.C. 20001	T: 202.346.4000 F: 202.346.4444 goodwinprocter.com

November 22, 2011

VIA EDGAR

Deborah O’Neal-Johnson
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	Old Westbury Funds, Inc. (the “Registrant”)
File Nos. 033-66528 and 811-07912

Dear Ms. O’Neal-Johnson:

As counsel to the Registrant, we are writing to respond to the supplemental comment that you provided to us by telephone on November 16, 2011 (as supplemented in a follow-up call on November 17, 2011) in connection with the Registrant’s Post-Effective Amendment No. 44 under the Securities Act of 1933 (the “1933 Act”) (Amendment No. 45 under the Investment Company Act of 1940, as amended (the “1940 Act”)) filed with the Securities and Exchange Commission (the “Commission”) on November 16, 2011 by the Registrant for its respective series (each, a “Fund” and collectively, the “Funds”). This comment was a follow-up to the comments that you provided to us on October 26, 2011 in connection with the Registrant’s Post-Effective Amendment No. 43 under the 1933 Act (Amendment No. 44 under the 1940 Act) filed with the Commission on September 15, 2011 by the Registrant for its Funds. For your convenience, we have enclosed a copy of our original response letter dated November 15, 2011. Capitalized terms used herein have the meanings provided in the original response letter.

RESPONSE TO FOLLOW-UP COMMENT ON SUBSIDIARY FOR
OLD WESTBURY REAL RETURN FUND

Supplemental Comment: We note that the composition of the Subsidiary’s Board of Directors (the “Subsidiary Board”) does not meet the requirements of Sections 10 and 16 of the 1940 Act. Please indicate whether the Fund’s Board of Directors (the “Fund Board”) approves any significant actions relating to the Subsidiary.

Response: As you are aware, the Subsidiary is a wholly owned, controlled subsidiary of the Fund with the same investment objectives as the Fund, and whose formation was approved by the Fund’s Board of Directors. The separate legal existence of the Subsidiary is a pre-requisite for the favorable Internal Revenue Service private letter ruling on which the Fund and the Subsidiary rely. Reflective of this fact, the Subsidiary has its own Board of Directors and a separate investment advisory contract with BIM relating to the investment of its assets, which is the exclusive business activity of the Subsidiary. The Fund, as sole shareholder of the Subsidiary is the only entity that has the power to appoint and remove members of the Subsidiary Board. In addition, as a matter of relevant corporate law, any material corporate action by the Subsidiary would require shareholder approval. In light of this structure, as a practical matter, the Subsidiary cannot take any extraordinary action, such as the sale of all of its assets or its complete liquidation, without the approval of the Fund (any such approval would be provided by the Fund Board which, of course, meets the requirements of Sections 10 and 16 of the 1940 Act).

***********************

We hope that this response adequately addresses your questions. The Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Registrant’s registration statement filing that is the subject of this letter. The Registrant acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. Registrant further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments, please do not hesitate to contact me at (202) 346-4515.

***********************

Sincerely,

Robert M. Kurucza

cc:	Steven L. Williamson Nicola Knight Paul J. Delligatti
2

Goodwin Procter LLP Counsellors at Law 901 New York Avenue, N.W. Washington, D.C. 20001	T: 202.346.4000 F: 202.346.4444 goodwinprocter.com

November 15, 2011

VIA EDGAR

Deborah O’Neal-Johnson
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	Old Westbury Funds, Inc. (the “Registrant”)
File Nos. 033-66528 and 811-07912

Dear Ms. O’Neal-Johnson:

As counsel to the Registrant, we are writing to respond to the comments that you provided to us by telephone on October 26, 2011 in connection with the Registrant’s Post-Effective Amendment No. 43 under the Securities Act of 1933 (Amendment No. 44 under the Investment Company Act of 1940, as amended (the “1940 Act”)) filed with the Securities and Exchange Commission (the “Commission”) on September 15, 2011 by the Registrant for its respective series (each, a “Fund” and collectively, the “Funds”). For your convenience, summaries of these comments are set forth below, and each is followed by our response.

PROSPECTUS

Comment 1:

Please confirm supplementally that there are no “Shareholder Fees” (i.e., fees paid directly from an individual investor’s investment, such as sales charges, redemption fees, exchange fees or maximum account fees) associated with a shareholder’s investment in the Funds.

Response 1:

The Registrant hereby confirms that there are no such “Shareholder Fees.” Fund expense ratios are set forth in each Fund’s “Annual Fund Operating Expenses” table.

Comment 2:

Please confirm supplementally that “interest expenses associated with securities sold short”, which are currently listed in a footnote to each Fund’s “Annual Fund Operating Expenses” table as excluded expenses from each Fund’s fee waiver commitment arrangement, are reflected in the “Other Expenses” line item of each Fund’s “Annual Fund Operating Expenses” table.

Response 2:

The Registrant hereby confirms that, to the extent that a Fund pays such expenses during a covered period, “interest expenses associated with securities sold short” would be reflected in the “Other Expenses” line item.

Comment 3:

 Please indicate whether each Fund’s fee waiver commitment arrangement will be in place for at least one year after the effective date of November 16, 2011.

Response 3:

 The Registrant hereby confirms that the fee waiver arrangements, in their current form, have been renewed and will be in place for more than one year from the effective date. The Registrant has updated the relevant disclosure to reflect this extension.

Comment 4:

In the “Principal Investment Strategies” for each Fund that defines a capitalization range with reference to a percentage of a particular index, please include corresponding dollar figures as of a certain date.

Response 4:

The Adopting Release for Rule 35d-1 states that “an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in its prospectus.” See SEC Release No. IC-24828 (Jan. 17, 2001) (the “35d-1 Adopting Release”). The Staff’s Frequently Asked Questions about Rule 35d-1 (the “FAQ”) further indicate that “[i]n developing a definition of the terms ‘small-, mid-, or large-capitalization,’ registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications.” Available at http://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm. While the Registrant believes that the definitions included in the applicable “Principal Investment Strategies” are appropriate and consistent with legal and regulatory requirements, the Registrant, to respond to the Staff’s comment, has revised the applicable “Principal Investment Strategies” to include a specific dollar range as of September 30, 2011. In order to fully inform shareholders of the likelihood of changes to these ranges as a result of changes in the index following the filing, the Registrant has also included the following disclosure: “The capitalization ranges will change as the size of the companies in the index changes with market conditions and the composition of the index.”

2

Comment 5:

The “Principal Investment Strategies” for Old Westbury Large Cap Core Fund, Old Westbury Large Cap Strategies Fund and Old Westbury Global Small & Mid Cap Fund, include definitions of capitalization with reference to the same index (the S&P Global Broad Market Index). The Staff notes that there is a 10% overlap between the definitions of “large-capitalization” and “small- and mid-capitalization” companies.

Response 5:

The Registrant appreciates the Staff’s comment but believes that this limited overlap is appropriate and consistent with Commission guidance, particularly in the context of two different funds. While the text of Rule 35d-1 does not explicitly subject the terms “small-, mid-, and large-capitalization” to the rule, the 35d-1 Adopting Release and the FAQ indicate that these terms suggest a particular type of investment and should be subject to the 80 percent investment requirement of the rule. Therefore, the Funds include relevant disclosure indicating that these Funds are subject to the requirements of Rule 35d-1. As indicated above, applicable guidance indicates that the definition of such terms must be “reasonable.” Importantly, the Registrant is not aware of any applicable legal or regulatory authority suggesting that limited overlap between the definitions of “small- and mid-capitalization” and “large-capitalization” would render such definitions to be “unreasonable”, especially when applied to two different funds. The Registrant believes that it is appropriate to analyze each definition on an individual fund basis, and, having performed this analysis, including with regard to industry standards and customs, the Registrant concluded that each Fund’s definition is reasonable.

Comment 6:

In the “Principal Investment Strategies” for Old Westbury Large Cap Core Fund and Old Westbury Large Cap Strategies Fund, please indicate whether “government fixed income securities” are subject to a particular maturity range.

Response 6:

These instruments are not subject to a definitive maturity range; however, given the equity focus of these Funds, any fixed income securities investments would typically have short maturities.

Comment 7:

Certain of the Funds’ “Principal Investment Strategies” indicate that the Funds invest in derivatives. Please confirm that the disclosure is consistent with the Staff guidance set forth in the Miller Letter to the ICI dated July 30, 2010.

Response 7:

The Registrant hereby confirms that the disclosure is, in its view, consistent with Staff guidance set forth in the Miller Letter to the ICI.

Comment 8:

For those sections of the Prospectus that include a cross-reference to another section of the Prospectus, please update the page numbers of the referenced section.

3

Response 8:

The Registrant has made these changes to the Prospectus.

Comment 9:

In the “Principal Investment Strategies” for Old Westbury Global Small & Mid Cap Fund, please indicate that the Fund will invest, under normal market conditions, at least 40% of its assets outside of the U.S., since the Fund uses “global” in its name. Furthermore, in the “Principal Investment Strategies” for Old Westbury Global Small & Mid Cap Fund and Old Westbury Global Opportunities Fund, please indicate that each Fund will invest, if market conditions are not favorable, at least 30% of its assets outside the U.S., since each Fund uses “global” in its name.

Response 9:

The Registrant believes that the existing disclosure language in the Prospectus for the Funds appropriately describes the investment strategy and approach for each Fund and is consistent with the Commission’s published views with respect to funds that use “global” in their name. See e.g., the 35d-1 Adopting Release at footnote 42. This disclosure language has been in the Funds’ Prospectus for several years and, accordingly, has presumably been relied on by investors during that period. While the Registrant appreciates the articulated reason behind the Staff’s comment, the Registrant respectfully declines to follow the Staff’s comment.

Comment 10:

In the “Principal Investment Strategies” for Old Westbury Global Opportunities Fund, please indicate that “below investment grade securities” are also referred to as “junk bonds.”

Response 10:

The Registrant has made the requested change.

Comment 11:

 In the “Principal Risks” for Old Westbury Real Return Fund, please include a principal risk associated with the Fund’s principal investment strategy of investing in “securities of domestic and foreign companies within the natural-resources and agricultural sectors and related industries.”

Response 11:

 While the Registrant believes that the list of potential risks included in the Fund’s Prospectus and statement of additional information (“SAI”) provides full and fair disclosure of the risks associated with investments in the Fund, to respond to the Staff’s comment, the Registrant has revised the risk disclosure associated with “commodities investments” to include particular risks of investing in companies within the natural-resources and agricultural sectors.

Comment 12:

Please respond supplementally whether the Funds disclose any commitments to provide advance notice of any changes to non-fundamental investment goals.

4

Response 12:

No disclosure in the Prospectus or SAI requires that advance notice be provided to shareholders regarding a change to the Funds’ investment goals, which are all non-fundamental. However, the Registrant would point out that, in various instances in the past, including in connection with the above-referenced Post-Effective Amendment No. 43, it has, in effect, provided shareholders with advance notice, in the form of Prospectus supplements, of expected changes to the manner in which the Funds are managed.

Comment 13:

Please respond supplementally whether the Funds’ portfolio holdings are disclosed on the Funds’ website.

Response 13:

The Funds comply with all applicable legal and regulatory requirements regarding the disclosure of their portfolio holdings. The Funds do not maintain a website. However, as indicated in the SAI, “the Corporation [Registrant] may disclose additional information, such as the top ten holdings within each Fund, on a monthly basis with a lag time of not less than seven days, on the website www.Bessemer.com.”

Comment 14:

Please include a description of the S&P Global Broad Market Index in the “Index Descriptions” section of the Prospectus.

Response 14:

The Registrant has made the requested change.

SAI

Comment 15:

For each of the Directors that serve on the Registrant’s Board of Directors, please include any directorships held during the preceding five years.

Response 15:

The Registrant has included each Director’s directorships for the previous five years.

5

RESPONSES TO COMMENTS ON SUBSIDIARY FOR
OLD WESTBURY REAL RETURN FUND

Overview/Background:

As disclosed in the Prospectus, Old Westbury Real Return Fund (for purposes of this section, the “Fund”) will seek to gain exposure to commodities, commodities-related instruments, derivatives and other investments by directly investing in those instruments or through investments in OWF Real Return Fund Ltd., a wholly-owned subsidiary of the Fund organized under the laws of the Cayman Islands (the “Subsidiary”). The Subsidiary is advised by the same investment adviser (Bessemer Investment Management, LLC (“BIM”)) as the Fund and has the same investment goal as the Fund. The Subsidiary pursues its investment goal by investing in commodities, commodities-related instruments, derivatives and other investments. The Subsidiary (unlike the Fund) may invest without limitation in these investments. However, the Subsidiary is otherwise subject to the same fundamental, non-fundamental and certain other investment restrictions as the Fund. In this regard, the aggregate investments of the Subsidiary, together with the Fund, are subject to various 1940 Act limitations. To the extent of the Fund’s investment in the Subsidiary, the Fund will be subject to the risks associated with the commodities, derivatives and other investments in which the Subsidiary invests, which are discussed in the Prospectus.

Comments/Responses:

The Staff asked for certain information relating to the Fund and the Subsidiary. The Staff’s comments and the Registrant’s responses follow:

a.	Comment: Please disclose whether the Subsidiary or another party pays for the investment advisory services that the Subsidiary receives from BIM.

Response: The Subsidiary separately pays for the investment advisory services that it receives from BIM. BIM, as well as the Subsidiary’s other service providers, excludes from the advisory fee calculation for the Fund the amount of the Fund’s assets invested in the Subsidiary, to avoid any “layering” of fees. The Registrant believes that the Prospectus contains adequate disclosure regarding this arrangement. In this regard, the “Who manages the Funds?” section of the Prospectus includes the following:

6

As discussed in its Fund Summary under the caption ‘Principal Investment Strategies’, the Real Return Fund may, in part, pursue its investment goal by investing in the Subsidiary. The Subsidiary has entered into a separate contract with the Adviser whereby the Adviser provides investment advisory services to the Subsidiary. In consideration of these services, the Subsidiary pays the Adviser an annual advisory fee at the rate of 0.85% of the Subsidiary’s average daily net assets. The Adviser has contractually agreed to exclude from the advisory fee calculation for the Real Return Fund the amount of the Fund’s assets invested in the Subsidiary. The Subsidiary also pays directly all of its other expenses.

b.	Comment: Please confirm that the expenses of the Subsidiary are reflected in the Fund’s “Annual Fund Operating Expenses” table.

Response: The Registrant hereby confirms that the expenses of the Subsidiary are included in the Fund’s “Other Expenses” line item of the “Annual Fund Operating Expenses” table.

c.	Comment: Please confirm that the Subsidiary is managed pursuant to compliance policies and procedures that are the same as the Fund.

Response: As the Registrant has previously indicated to the Staff, the Fund and the Subsidiary comply with all applicable requirements of the 1940 Act and the rules thereunder. More specifically, although technically not subject to the 1940 Act, the Subsidiary generally operates as though it were an investment company subject to the 1940 Act for compliance purposes and, as relevant, is subject to compliance policies that are essentially the same as those of the Fund. For certain compliance matters, including with respect to diversification requirements, the Fund is deemed to own the holdings of the Subsidiary so that monitoring is performed on an aggregate basis. Moreover, the Registrant’s Board of Directors, in connection with its oversight of the Fund’s activities, receives on-going reports regarding the Subsidiary, including its compliance with applicable policies and procedures.

d.	Comment: Please confirm/disclose that the Subsidiary’s financial statements are consolidated with the Fund’s in the Fund’s annual and semi-annual shareholder reports.

Response: The Registrant hereby confirms that the Subsidiary’s financial statements are consolidated with the Fund’s in the Fund’s annual and semi-annual shareholder reports. The Registrant has added disclosure to the SAI indicating that the financial statements are filed on a consolidated basis.

7

e.	Comment: Please indicate whether the Subsidiary’s financial statements are separately audited and filed.

Response: Given that the Fund’s and the Subsidiary’s financial statements are audited and filed on a consolidated basis, the Subsidiary’s financial statements are not separately audited and filed.

f.	Comment: Please confirm that the approval of the Subsidiary’s investment advisory agreement with BIM was consistent with the requirements of Section 15(a) of the 1940 Act.

Response: The Registrant hereby confirms that the process in connection with the approval and renewal of the Subsidiary’s investment advisory agreement with BIM was conducted consistent with the requirements of Section 15 of the 1940 Act.

g.	Comment: Does the composition of the Board of Directors of the Subsidiary comply with Sections 10 and 16 of the 1940 Act?

Response: The Registrant does not believe that it is necessary or appropriate for the composition of the Board of Directors of the Subsidiary to comply with Sections 10 and 16 of the 1940 Act in this context. The Board of Directors of the Registrant does, of course, meet the requirements of these sections and receives on-going reports regarding the Subsidiary in connection with its oversight of the Fund’s activities.

h.	Comment: Please indicate whether the Board of Directors of the Subsidiary signs the registration statement of the Registrant.

Response: The Board of the Directors of the Subsidiary does not sign the Registrant’s registration statement.

i.	Comment: Please indicate whether the Subsidiary and its directors agree to service of process in the U.S. by the Commission.

Response: Although not required, the Registrant will file as an exhibit to the Fund’s post-effective amendment a consent to service of process and to the examination of the Subsidiary’s books and records.

8

********************

We hope that these responses adequately address your concerns. The Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Registrant’s registration statement filing that is the subject of this letter. The Registrant acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. Registrant further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments, please do not hesitate to contact me at (202) 346-4515.

********************

Sincerely,

Robert M. Kurucza

cc:	Steven L. Williamson Nicola Knight Paul J. Delligatti
9